FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The press release that is attached hereto is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: November 9, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Announces Net Profit in the Third Quarter and in
the First Nine Months of 2010

Positive outlook for 2011

RISHON LEZION, Israel, November 9, 2010 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the third quarter, which ended September 30, 2010.

Highlights of the third quarter 2010 results:

1.	Revenues amounted to $9.4 million, reflecting a 16% growth compared to the same quarter last year.
2.	Operating profit amounted to $229,000, compared to an operating loss of $2.5 million in the same quarter last year.
3.	EBIDTA amounted to $579,000 compared to a negative EBIDTA of $2.2 million in the same quarter last year.
4.
Net profit amounted to $10,000, compared to net loss of $2.7 million in the same quarter last year. This is the second consecutive quarter in 2010 that the Company has posted a net profit, and the third consecutive quarter it has posted an operating profit.

5.	Net profit (excluding amortization of intangible assets and stock based compensation) was $363,000, compared to a net loss of $2.4 million in the same quarter last year.
6.	Positive cash flows from operating activities in the amount of $560,000 compared to $942,000 in the same period last year.
7.	Backlog as of September 2010 amounted to $11.2 million as compared to $9.9 million in September last year.

Highlights of the first nine months 2010 results:

1.	Revenues amounted to $29.2 million, reflecting a 16% growth compared to the same period last year.
2.	Operating profit amounted to $1 million, compared to an operating loss of $4.9 million in the same period last year.
3.	EBIDTA amounted to $1.8 million compared to a negative EBIDTA of $2.85 million in the same period last year.
4.	Net profit amounted to $25,000, compared to net loss of $5.8 million in the same period last year.
5.	Net profit (excluding amortization and impairment of intangible assets and stock based compensation) was $852,000, compared to a net loss of $3.8 million in the same quarter last year.
6.	Positive cash flows from operating activities in the amount of $854,000 compared to negative cash flows of $624,000 in the same period last year.

Yuval Viner, BOS CEO, stated: "We are very pleased with the continuing trend of improved results for the third consecutive quarter in 2010. Despite the seasonality of the third quarter, we achieved a net profit in the bottom line and expect growth in revenues and profits in 2011, as we focus on our profit-making activities."

Eyal Cohen, BOS CFO, added: "We are continuing to consider various alternatives with respect to our supply chain division’s U.S. subsidiary ("Summit") and plan to make a final decision during the fourth quarter.  Summit’s revenues for the first nine months of 2010 amounted to $7.5 million, with a net loss of $70,000. For the third quarter, Summit’s revenues were $2.3 million, and it posted a net loss of $224,000. BOS’ net profit for the third quarter of 2010, excluding the Summit operation, amounted to $234,000. In the event of a discontinuation of Summit operations, BOS might be subject to a non-cash write-off of up to $660,000. "

Conference Call

BOS will host a conference call on Wednesday, November 10, 2010 at 10:00 a.m. Eastern Daylight Time/17:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America +1-888-281-1167
International +972-3-9180644

For those unable to listen to the live call, a replay of the call will be available from the day after the call on the BOS website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq: BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division (Israel) offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The Company's supply chain divisions (Israel and US) provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: http://www.boscorporate.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,		Three months ended September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$29,225	$25,096	$9,368	$8,043
Inventory allowance and write off	(148)	1,202	7	1,258
Cost of revenues	22,554	19,361	7,256	6,372
Gross profit	6,819	4,533	2,105	413

Operating costs and expenses:
Research and development	275	497	93	136
Sales and marketing	4,116	6,476	1,380	2,260
General and administrative	1,421	1,284	403	526
Impairment of goodwill	-	1,218	-	-
Total operating costs and expenses	5,812	9,475	1,876	2,922

Operating profit (loss)	1,007	(4,942)	229	(2,509)
Financial expenses, net	(971)	(524)	(300)	(262)
Other income (expenses), net	(51)	(304)	37	(59)
Loss before taxes on income	(15)	(5,770)	(34)	(2,830)
Taxes benefit (tax on income)	40	(67)	44	125
Net income (loss)	$25	$(5,837)	$10	$(2,705)

Basic net income (loss) per share (*)	$0.01	$(2.25)	$0.004	$(1.05)

Diluted net income (loss) per share (*)	$0.01	$(2.25)	$0.004	$(1.05)

Weighted average number of shares used in computing basic net earnings per share (*)	2,632,611	2,605,503	2,643,728	2,605,503
Weighted average number of shares used in computing diluted net earnings per share (*)	2,730,834	2,605,503	2,732,703	2,605,503

(*) All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$788	$597
Trade receivables, net	10,419	8,685
Other accounts receivable and prepaid expenses	911	1,043
Inventories	7,689	8,776
Investment in other company	-	361
Total current assets	19,807	19,462

LONG-TERM ASSETS:
Severance pay fund	662	652
Investment in other company	118	218
Other assets	152	123
Total long-term assets	932	993

PROPERTY, PLANT AND EQUIPMENT, NET	1,186	1,278
OTHER INTANGIBLE ASSETS, NET	1,583	1,999
GOODWILL	4,298	4,172

Total assets	$27,806	$27,904

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$11,579	$11,787
Trade payables	5,290	5,097
Employees and payroll accruals	634	652
Deferred revenues	746	731
Accrued expenses and other liabilities	1,062	1,226
Total Current Liabilities	19,311	19,493

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	491	816
Deferred taxes and income tax accruals	334	377
Accrued severance pay	767	770
Convertible notes	2,354	1,886
Other long-term liabilities	632	919
Total long-term liabilities	4,578	4,768

SHAREHOLDERS' EQUITY	3,917	3,643
Total liabilities and shareholder's equity	$27,806	$27,904

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Cash flows provided by (used in) operating activities	854	(624)	560	942

Net cash used in investing activities	(18)	(1,225)	(36)	(178)

Net cash provided by (used in) financing activities	(645)	1,920	(105)	133

Increase in cash and cash equivalents	191	71	419	897

Cash and equivalents at the beginning of the period	597	1,637	369	811

Cash and cash equivalents at the end of the period	$788	$1,708	$788	$1,708

CONDENSED CONSOLIDATED EBITDA
 (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Operating Profit (loss)	$1,007	$(4,942)	$229	$(2,509)
Add:
Amortization of intangible assets	437	267	223	86
Stock based compensation	181	451	61	173
Depreciation	200	156	66	55
Impairment of goodwill	-	1,218	-	-
EBITDA	$1,825	$(2,850)	$579	$(2,195)